Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U1611)

Offering Period: May 27, 2016 – June 24, 2016

15 Months 7.00% - 8.00% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017

Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

Product Terms

•	15 Months 7.00% - 8.00% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017 linked to the performance of the S&P 500® Index and the Russell 2000® Index.

•	Subject to Automatic Redemption, if a Coupon Barrier Event does not occur on an Observation Date, contingent coupons will be paid monthly at a rate expected to be between 7.00% and 8.00% per annum** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•	If a Trigger Event occurs, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the securities you hold and the contingent coupon payable on the immediately following Contingent Coupon Payment Date.

•	Subject to Automatic Redemption, if a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.

•	Subject to Automatic Redemption, if a Knock-In Event occurs and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be June 27, 2016.
Settlement Date:	Expected to be June 30, 2016.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Contingent Coupon Rate**:	Subject to Automatic Redemption, expected to be between 7.00% and 8.00% per annum, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
Contingent Coupon Payment Dates***:	Subject to Automatic Redemption, unless a Coupon Barrier Event occurs, approximately monthly, beginning on July 29, 2016 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on an Observation Date, the closing level of any Underlying is less than its Coupon Barrier Level.
Coupon Barrier Level**:	For each Underlying, approximately 70% of its Initial Level.
Observation Dates***:	Approximately monthly, beginning on July 26, 2016 to and including the Valuation Date.
Trigger Event:	Occurs if on any Trigger Observation Date the closing level of each Underlying is equal to or greater than its respective Trigger Level.
Trigger Observation Dates***:	December 27, 2016, March 27, 2017 and June 27, 2017.
Trigger Level**:	For each Underlying, approximately 100% of the Initial Level of such Underlying.
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will be entitled to receive a cash payment equal to 100% of the principal amount, and any applicable contingent coupon on the corresponding Contingent Coupon Payment Date.
Knock-In Level**:	For each Underlying, approximately 70% of its Initial Level.
Knock-In Event:	Occurs if, on any trading day during the Observation Period, the closing level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, if (a) a Knock-In Event occurs, Principal Amount x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event does not occur, Principal Amount.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows: (Final Level – Initial Level) / Initial Level
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:	September 26, 2017
Maturity Date:	September 29, 2017
CUSIP:	22548QA70
Fees:

Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $24.50 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Automatic Redemption if a Trigger Event occurs.

•	Contingent Coupon Rate between 7.00% and 8.00% per annum.**

•	Subject to a Knock-In Event, return of principal.

•	If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of approximately 70%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (Knock-In Event Does Not Occur) (1)(2)(3)	Redemption Amount per $1,000 Principal Amount (Knock-In Event Occurs) (1)(2)(3)
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
-10%	-10%	$1,000	$900
-20%	-20%	$1,000	$800
-30%	-30%	$1,000	$700
-40%	-40%	N/A	$600
-50%	-50%	N/A	$500
(1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 70%**.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities will not pay more than the principal amount, plus unpaid contingent coupons, if any, at maturity or upon Automatic Redemption.

•	If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•	The Redemption Amount will be less than the principal amount even if a Knock-In Event occurs with respect to only one Underlying as long as the Final Level of the Lowest Performing Underlying is less than its Initial Level.

•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•	The securities are subject to Automatic Redemption, which may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: May 27, 2016 – June 24, 2016

15 Months 7.00% - 8.00% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017

Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 27, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010316013710/dp66083_424b2-u1611.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.